Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

Immutep Presentation to Emergence Conference

SYDNEY, AUSTRALIA – 25 February 2019 - Immutep Limited (ASX: IMM; NASDAQ: IMMP) (Immutep or the Company), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, is pleased to provide the presentation it will be delivering at the Emergence Conference 2019 today in Brisbane and in Sydney on 28 February 2019.

The presentation will also be made available on the Company’s website at https://www.immutep.com/investors-media/presentations.html

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a planned Phase I clinical trial referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinical trials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Further information can be found on the Company’s website www.immutep.com or by contacting:

U.S. Investors:

Jay Campbell, Chief Business Officer, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

U.S. Media:

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com

Emergence Conference - Brisbane / Sydney - February 2019 (ASX: IMM, NASDAQ: IMMP) The global leader in developing LAG-3 therapeutics

The purpose of the presentation is to provide an update of the business of Immutep Limited ACN 009 237 889 (ASX:IMM; NASDAQ:IMMP). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by Immutep and should not be relied upon as an independent source of information. Please refer to the Company's website and/or the Company’s filings to the ASX and SEC for further information. The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified.  No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Immutep’s control.  Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks.  Because actual results could differ materially to assumptions made and Immutep’s current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution.  Additionally, the INSIGHT investigator sponsored clinical trial described in this presentation is controlled by the lead investigator and therefore Immutep has no control over this clinical trial. This presentation should not be relied on as a recommendation or forecast by Immutep. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction. Notice: Forward Looking Statements

Company Snapshot

immutep
LAG-3 IMMUNOTHERAPY

- Globally active biotechnology company with operations in Australia, Europe and U.S.
- Four LAG-3 related product candidates in development in immuno-oncology and autoimmune disease
- Committed partnerships with five of the world's largest pharmaceutical companies - Merck (MSD), Pfizer/ Merck KGaA, Novartis and GSK, along with Eddingpharm in China

Capital Structure

Ticker symbols	IMM (Australian Securities Exchange) IMMP (NASDAQ)
Securities on issue[(1)] (as at 20 Feb 2019)	3.38 billion ordinary shares 11.2 million American Depository Shares (ADSs)
Cash & Term Deposits (as at 31 December 2018)	A$26 million (~US$18 million)
Market Cap (as at 20 Feb 2019)	A$101.5 million (~US$72.7 million)

Notes:
[(1)] Market capitalisation based on ASX ordinary share price. For a detailed summary of all securities on issue refer to latest Appendix 3B released on ASX. Each ADS represents 100 ordinary shares.

Shareholding


33%
67%
Australian Securities Exchange
Nasdaq

3

LAG-3 Overview & Product Candidates

Targeting LAG-3/MHC II May Lead to Multiple Therapeutics in Numerous Indications

immutep
LAG-3 IMMUNOTHERAPY


IMMUNOSTIMULATION
immutep
IMP321
APC Activator
APC
MHCII
Antagonistic mAb
Partnered with NOVARTIS
IMP701
LAG-3
T-Cell
Immuno-oncology Combination Therapies
Viral Infections
IMMUNOSUPPRESSION
Agonistic mAb
IMP761
immutep
LAG-3
Depleting mAb
Partnered with
gsk
IMP731
T-Cell
Rheumatoid Arthritis
IBD
Multiple Sclerosis

5

Immutep Controlled Immunotherapy Pipeline*

immutep
LAG-3 IMMUNOTHERAPY

Program	Preclinical	Phase I	Phase II	Late Stage	Commercial Rights/Partners
Oncology					
Eftilagimod Alpha (LAG-3Ig or IMP321), APC activating fusion protein	**AIPAC** (Chemo-IO Combo) Metastatic Breast Cancer			2019	Global Rights immutep
	TACTI-002[1],[4] (IO-IO Combo) NSCLC (1st/2nd L.) HNSCC (2nd)		2019	MERCK INVENTING FOR LIFE	Global Rights immutep
	INSIGHT-004[2],[3],[4] (IO-IO Combo) Solid Tumors	2019	Pfizer; Merck KGaA, Darmstadt, Germany		Global Rights immutep
	TACTI-mel (IO-IO Combo) Melanoma	2019			Global Rights immutep
	INSIGHT[2] (In situ Immunization) Solid Tumors	2019			Global Rights immutep
	EOC 202[5] (Chemo-IO Combo) Metastatic Breast Cancer		EOC		Chinese Rights EOC
Autoimmune Diseases					
IMP761 (Agonist AB)	2019				Global Rights immutep

6

Notes
* Actual timing of data readouts may differ from expected timing shown above. Information in pipeline chart current as at 12 February 2019.
(1) In combination with KEYTRUDA® (pembrolizumab) in non-small cell lung carcinoma ("NSCLC") or head and neck carcinoma ("HNSCC"); clinical trial is currently planned and not active
(2) INSIGHT Investigator Initiated Trial ("IIT") is controlled by lead investigator and therefore Immutep has no control over this clinical trial
(3) In combination with BAVENCIO® (avelumab)
(4) Clinical trial is currently planned and not active
(5) EOC Phama is the sponsor of the EOC 202 clinical trial which is being conducted in the People's Republic of China

Chemo-IO-Small Molecule Combo: Triple Negative Breast Cancer Notes Clinical trials currently planned and not yet active (as depicted by diagonal striped lines). Proof of concept data in Ulcerative Colitis for GSK’781 expected in 2H 2020. Reflects completed Phase I study in healthy volunteers and psoriasis. (1) Late Stage Global Rights Global Rights Commercial Rights/Partners Ulcerative Colitis GSK‘781 (Depleting AB) LAG525 (Antagonist AB) § Program Phase II Phase I Preclinical IO-IO Combo: Solid Tumors + Blood Cancer Phase I study in psoriasis (2) (1) Out-Licensed Immunotherapy Pipeline § Oncology Autoimmune Diseases IO-IO Combo: Solid Tumors Chemo-IO Combo: Triple Negative Breast Cancer IO-IO-Small Molecule Combo: Melanoma

Lead Program Eftilagimod Alpha (IMP321)

Eftilagimod Key Characteristics (based on current data): First-in-class MHCII agonist Good safety profile and encouraging efficacy data thus far Potential for use in various combination settings (e.g. IO, chemo, vaccines or in situ immunization) Estimated favorable (low) cost of goods based on current flat dosing regimen and manufacturing process Opportunity for Eftilagimod Alpha Eftilagimod has the potential to be an ideal combinatory therapeutic in the oncology treatment regiment that could improve the prognosis for patients

Efficacy: Metastatic Melanoma Tumour progression Efti (IMP321) in Melanoma TACTI-mel (IO combination) – Single Case at 1 mg efti Patient progressing on pembrolizumab monotherapy At 1 yr all lesions disappeared à CR (confirmed) Patient without treatment and disease free à now lost to FU Preliminary data, status as of October 15, 2018

LAG-3 Landscape

LAG-3 Therapeutic Landscape Overview Immutep is the leader in developing LAG-3 modulating therapeutics Sources: GlobalData, company websites, clinical trials.gov, and sec.gov Information as of January 3, 2019, includes planned and completed trials, includes trials where the company may not be the sponsor Indicates one product; size indicates stage of development, green = product either developed by Immutep or under license from Immutep Indicates No. of patients on trials Phase 1 Preclinical Phase 2 Late stage Total estimated patients* Program Company Phase 1 Preclinical Phase 2 Pivotal Total estimated patients* Program Company Phase 1 Preclinical Phase 2 Pivotal Company Eftilagimod Alpha (IMP321) Incyte Corp. LAG525 (IMP701) MK4280 FS-118 SYM022 425 55 51 F-Star Symphogen A/S Armo Biosciences BI 754111 MGD013 131 Macrogenics 1 trial 1 trial 1 trial 1 trial B.I. Merck & Co. Inc. 3 trials 3 trials 1 trial 1 trial REGN3767 TSR-033 546 260 1 trial 1 trial Regeneron/ Sanofi Tesaro 1,126 30 INCAGN02385 Relatlimab 7,544 BMS 11 trials 2 trials 10 trials 734 1 trial 2 trials GSK2831781 (IMP731) 67 1 trial 1 trial REGN3767 TSR-033 MGD013 Program IMP761 AM003 Tesaro TSR-075 Xencor XmAb-22841 2 trials 3 trials 529 1 trial

Increasing Clinical Trials Targeting LAG-3

immutep LAG-3 IMMUNOTHERAPY

Industry increasingly deploying resources to development of LAG-3 therapeutics



50
45
40
35
30
25
20
15
10
5
0
Number of LAG-3 Clinical Trials
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Total Estimated Patients in LAG-3 Trials
1
1,000
4
1,539
7
2,895
15
4,875
21
5,863
43
10,906
47
11,610
2013
2014
2015
2016
2017
2018
2019
Total Est. Patients*
No. Clinical Trials*

Sources: GlobalData, company websites, clinical trials.gov, and sec.gov
Information as of January 3, 2019
*2019 includes planned and completed trials, includes trials where the company may not be the sponsor

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Outlook

Outlook Potential News Flow and Milestones TACTI-mel data from fourth patient cohort (30 mg dose at cycle 1) in 2019 TACTI-002 to commence, Phase II trial in collaboration with MSD: H1 2019 TACTI-002 first data in 2019 INSIGHT-004 to commence, IIT Phase I trial in collaboration with Pfizer and Merck KGaA: H1 2019 IMP761 program updates: 2019 INSIGHT program updates: 2019 AIPAC first progression free survival data (metastatic breast cancer trial): H2 2019 Data presentations and posters at conferences Potential milestone payments from clinical partners as trials progress Participation at investor and investment bank healthcare investor conferences Continued expansion of patent portfolio Continued regulatory interaction Ongoing business development activities R&D Other

Investment Highlights The global leader in developing LAG-3 therapeutics for immuno-oncology and autoimmune diseases Deep expertise and IP in the LAG-3 immune control mechanism Broadest LAG-3 portfolio with four product candidates, three of which are in nine ongoing or planned clinical trials Multiple industry partnerships including Merck (MSD), GSK and Novartis Expecting clinical results, regulatory updates, and business development news flow

Thank you!